Exhibit 99.1

News Release
NYSE, TSX: NTR

March 1, 2024

Nutrien Files 2023 Annual Disclosures

SASKATOON, Saskatchewan – Nutrien Ltd. (TSX and NYSE: NTR) announced today that its 2023 Annual Report, including Management’s Discussion and Analysis and Audited Consolidated Financial Statements, as well as its Annual Information Form are available on the EDGAR section of the US Securities and Exchange Commission’s website at www.sec.gov and the Canadian Securities Administrators’ website at www.sedarplus.ca.

The 2023 Annual Report can be reviewed and downloaded from the Investor Relations section of Nutrien’s website at https://www.nutrien.com/investors/financial-reporting.

About Nutrien

Nutrien is a leading provider of crop inputs and services, helping to safely and sustainably feed a growing world. We operate a world-class network of production, distribution and ag retail facilities that positions us to efficiently serve the needs of growers. We focus on creating long-term value by prioritizing investments that strengthen the advantages of our integrated business and by maintaining access to the resources and the relationships with stakeholders needed to achieve our goals.

FOR FURTHER INFORMATION:

Investor Relations

Jeff Holzman

Vice President, Investor Relations

(306) 933-8545

Investors@nutrien.com

Media Relations

Megan Fielding

Vice President, Brand & Culture Communications

(403) 797-3015

Contact us at: www.nutrien.com